PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 (0) 20 7010 2000
FACSIMILE +44 (0) 20 7010 6060
WEB SITE www.pearson.com

[redacted]

02028404

28 March 2002

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. Four Forms G88(2) - Return of Allotments of Shares

2. Press Releases –

   - ***Penguin Putnam Inc. to publish the book.......***
   - ***Judy Blume moves her entire bestselling fudge series ....***
   - ***Matthew Vincent named as new editor.............***
   - ***FT Knowledge, Indeliq, Accenture to form alliance ....***
   - ***Patrick Cescau joins Pearson board***

3. A copy of Pearson plc 2001 Annual Report

4. A copy of the Summary Financial Statement

5. Notice of Annual General meeting

6. A copy of the Proxy form

02 APR 12 AM 9:57

SUPPL

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

C. Abraham.

pp. Julia Casson
Company Secretary

dew 4/16

PROCESSED
APR 19 2002
THOMSON FINANCIAL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

02 APR 12 AM 9:52

Return of Allotment of Shares

CHFP083

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	03	2002			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	283		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.872		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Corporate Nominee Ltd Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 283
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Julie Casse **Date** 20/3/02

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager /~~ receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing BN99 6DA
ESP ExC/JN/3554
Tel 01903-833692

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	03	2002			

Class of shares *(ordinary or preference etc)*	**ORDINARY**		
Number allotted	322		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	850.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pearson Quest Limited Address 80 Strand London **UK Postcode:** WC2R 0RL	Class of shares allotted Ordinary	Number allotted 322
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 20/3/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars

The Causeway Worthing West Sussex BN99 6DA

ESP/EXC/JN/3554

Tel 01903-833692

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 53723

Company name in full PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	Day	Month	Year
From	18	03	2002
To			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	3,920		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	584p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pearson Quest Limited Address 80 Strand London **UK Postcode:** WC2R 0RL	Class of shares allotted Ordinary	Number allotted 322
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 20/3/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JN/3554 Tel 01903-833692
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	53723
Company name in full	PEARSON PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	13	03	2002			

Class of shares *(ordinary or preference etc)*	**ORDINARY**		
Number allotted	1,038		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	842.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pearson Quest Limited Address 80 Strand London **UK Postcode:** WC2R 0RL	Class of shares allotted Ordinary	Number allotted 1,038
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Jillian Cesse **Date** 21/3/02

A director / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars
The Causeway Worthing West Sussex BN99 6DA
ESP/EXC/JN/3643 Tel 01903-833692
DX number DX exchange

PRESS RELEASES

PENGUIN PUTNAM INC. TO PUBLISH THE BOOK ON THE WORLD RENOWNED PARADOXICAL COMMANDMENTS

08-03-2002

Penguin Putnam To Publish Book On The Paradoxical Commandments Which Have Been A Global Word Of Mouth Phenomenon For More Than Three Decades

New York, New York, March 8, 2002 - Penguin Putnam Inc. has acquired the publication rights to Kent M. Keith's book on the Paradoxical Commandments it was announced today by Susan Petersen Kennedy, President of the company. The new book will be titled ANYWAY: The Paradoxical Commandments: Finding Personal Meaning in a Crazy World and will be released nationally in hardcover by G.P. Putnam's Sons this coming May. To date the book has also been sold in the United Kingdom, Australia, New Zealand, Japan, Spain, Italy, Brazil, Norway, Sweden, Denmark, Holland and Israel.

The Paradoxical Commandments have inspired people around the world for more than three decades, and served as a guideline for creating a life of meaning in the face of adversity. The first commandment states: People are illogical, unreasonable, and self-centered. Love them anyway. The eighth commandment states: What you spend years building may be destroyed overnight. Build anyway. Simple, eloquent, and profound, these and the rest of the commandments (ten in all) have been embraced by educators and politicians, entrepreneurs and rock stars, business leaders and public servants. You can find them on websites linked to scouting; the nationally known singing group, The Roche Sisters; the Special Olympics in New York; a homeless shelter in Philadelphia; a Methodist Church in Kansas; and a Rotary Club in Hong Kong. They have been cited and recited in countless speeches, newsletters, books, papers, reports, handbooks and the like. They've even been hung on the wall of an orphanage run by Mother Teresa. With the publication of ANYWAY, Kent Keith tells the story behind the Paradoxical Commandments, expands on his initial concepts, and shows that by living a paradoxical life, one can continue to do good in a world that often seems beset by misfortune, hardship, danger, and difficulty.

Kent Keith initially wrote the Paradoxical Commandments in the late 1960s. At a time when student leaders everywhere dreamed of changing the world through radical action, Keith, experiencing the turmoil of student activism at Harvard, had a different take: the world may be crazy, but if you act well and meaningfully, the world will change for the better—and so will you. He called it a "Sil...

on secondary school activities, he developed a collection of ten Paradoxical Commandments and incorporated them into a handbook for high school student leaders. Published in 1968, and again several years later in a revised edition, it sold roughly thirty thousand copies.

During the next twenty-five years, Keith earned a Master's degree in philosophy and politics from Oxford as a Rhodes scholar, a law degree from the University of Hawaii, and a doctorate in education from the University of Southern California. He was, in turn, an attorney, a state government official, a high-tech park developer, and the president of a private university. Although no longer writing or lecturing about the Paradoxical Commandments he always tried to live by their precepts. What he didn't know was the extent to which they had taken on a life of their own.

In the early 1990s the commandments began to pop up in Keith's conversations with friends and colleagues: a Honolulu police chief who heard them recited at a law enforcement conference; a university librarian who showed him a printout of the Paradoxical Commandments that she had found on the Internet, where it was being distributed to librarians; a faculty member from USC who passed out the commandments in class and used them as the opening theme for every graduate course she taught.

But the full impact of what he had created eluded Keith until September 1997 when he was attending a meeting of his Rotary Club. A fellow Rotarian, wishing to acknowledge the recent passing of Mother Teresa, began the meeting by reading a poem, titled Anyway, that was included in a book entitled Mother Teresa: A Simple Path, and that had long been posted on the wall of her Children's Home in Calcutta. As Keith stood there listening with bowed head, he recognized his own Paradoxical Commandments in verse form. "It was an incredible moment for me," says Keith. "Something I had written thirty years earlier had made its way around the world to India. It suggested to me that people everywhere were hungry for meaning, and reassurance that they could find the courage and strength to overcome the unexpected strains, stresses, and difficulties of life. It also suggested that people might want to know more about the Paradoxical Commandments."

Susan Petersen Kennedy, who acquired ANYWAY for Penguin Putnam, agrees with Keith's assessment. She notes, "This is a book I've wanted to publish for quite some time. I first heard about the Paradoxical Commandments a year ago from a friend who found them on the Internet and thought they had been written by Mother Teresa. My immediate reaction was, 'Oh my God, these are wonderful.' I asked an editor here to contact Mother Teresa's office to see if we could get permission to publish the commandments. Their response was, 'Yes, the poem does hang on the wall of Children's House, but it was not written by Mother Teresa. The author is unknown.' I promised myself that someday I would find that author. As fate would have it, I got a call two weeks ago from literary agent Michele Rubin who was representing a new publishing company, Inner Ocean Publishing (IOP). She told me she had the perfect book for me. When I received her proposal I was amazed as well as elated to find it was the very project I had set out to publish

tough times."

Inner Ocean Publishing originally published The Paradoxical Commandments by Kent Keith as a trade hardcover book in October of 2001. Chip McClelland and John Elder, who founded IOP in 2000, were instantly convinced after releasing the book that they could maximize their support of the book by teaming up with a major publisher. They chose to join forces with Penguin Putnam, which has had great success with books such as Conversations With God, The Art of Happiness, among others.

McClelland (CEO) and Elder (Publisher) see themselves as beneficiaries of the human-potential movement of the last twenty years. Their goal is to "give something back" to the community that helped transform their lives. "Our books are for people who are interested in finding purpose and personal meaning in life," says McClelland. "We've already seen how the Paradoxical Commandments have changed people's lives and we're excited that we'll now have an opportunity to bring it to an even wider audience in alliance with a publisher that truly understands our core philosophy."

Penguin Putnam will launch ANYWAY: The Paradoxical Commandments with a national publicity and marketing campaign as well as major advertising.

Michele Rubin of Writer's House, who negotiated the sale of the volume rights, represents Inner Ocean. All foreign rights were negotiated on behalf of IOP by Linda Michaels of the Linda Michaels Literary Agency, who was instrumental in "setting up" the book for its domestic rights sale in the USA. Paradoxical Commandments was originally brought to Inner Ocean by Editorial Director Roger Jellinek through Wally Amos, who had been using them for some years in speeches around the country.

Inner Ocean Publishing (IOP), a new publisher of non-fiction books, is the creation of businessmen John Elder (Publisher) and Chip McClelland (CEO). IOP publishes in the genres of lifestyle change, personal growth, new science and conscious business. Located in Maui, Hawaii, the company's mission is to facilitate better communication and peaceful co-existence, help readers evolve as more conscious and purposeful beings, and to encourage the use of intuition in daily decision-making. Information for authors and about the company can be found on their website at www.innerocean.com.

Notes

Penguin Putnam Inc. is the U.S. affiliate of the internationally renowned Penguin Group. Penguin Putnam is one of the leading U.S. adult and children's trade book publishers, owning a wide range of imprints and trademarks including Berkley Books, Dutton, Frederick Warne, G. P. Putnam's Sons, Grosset & Dunlap, New American Library, Penguin, Philomel, Plume, Riverhead Books and Viking, among others. The Penguin Group is part of Pearson (FTSE: PSON; NYSE: PSO). Pearson is an international media company with market leading businesses in education, business information and consumer publishing. For more information, visit www.pearson.com

Contact:

Marilyn Ducksworth,
Sr. Vice President &
Executive Director of Publicity
001-212-366-2564

PRESS RELEASES

JUDY BLUME, THE INTERNATIONALLY ACCLAIMED AUTHOR, MOVES HER ENTIRE BESTSELLING FUDGE SERIES TO PENGUIN PUTNAM'S BOOKS FOR YOUNG READERS DIVISION

13-03-2002

Penguin Putnam will be the sole publisher of Judy Blume's Fudge series in both hardcover and paperback, and will publish DOUBLE FUDGE, the first new hardcover book in this series in twelve years

New York, New York, March 13, 2002...Judy Blume, the internationally best selling author, has made Penguin Putnam the new home of her entire Fudge series, it was announced today by Doug Whiteman, President of the Penguin Putnam Books for Young Readers division. Penguin Putnam will also publish Ms. Blume's newest hardcover novel, Double Fudge, the first new book in the series in twelve years and her first book for young readers since 1993. Ms. Blume is represented by Owen Laster of the William Morris Agency. Penguin Putnam is part of Pearson (FTSE: PSON; NYSE: PSO), the international media company.

The enormously popular *Fudge* series includes the top seller, *Tales of a Fourth Grade Nothing*, ranked #**3** in *Publishers Weekly's* list of All Time Children's Bestsellers (all of the *Fudge* titles rank in the *Publisher's Weekly's* list of the Top 25 All Time Children's Bestsellers). Judy Blume is the award-winning author of more than twenty books for young readers. More than 75 million copies of her books have been sold worldwide, and her work has been translated into twenty-six languages.

The four acquired paperback titles, including *Tales of a Fourth Grade Nothing* (1972), *Otherwise Known as Sheila the Great* (1972), *Superfudge* (1980), *and Fudge-a-Mania* (1990), will be released under Penguin Putnam's Puffin Books imprint in 2003. The paperback editions have previously been published by Dell (now part of Random House). The new hardcover book will be published under the Dutton Children's Books imprint in September 2002.

Doug Whiteman commented, "Judy Blume is one of the biggest brand names in publishing globally. Readers of all ages have enjoyed her books for over thirty years, and continue to do so. Judy's literary accolades are many, her success unparalleled. It's a tremendous opportunity for us to be publishing her in hardcover and in paperback. We look forward to taking this legendary series to a new level."

Judy Blume said, "Dutton was *Fudge's* first home and I look forward

as the hardcovers."

Some of Judy Blume's other well-known works include: *Are You There God? It's Me, Margaret* (1970); *Blubber* (1974); *Just as Long as We're Together* (1987); and *Forever* (1975). She has also written a number of novels for adults, including *Wifey* (1978), *Smart Women* (1983), and *Summer Sisters* (1998), a *New York Times* #1 bestseller.

Among her more than ninety awards is the Margaret A. Edwards Award for Lifetime Achievement, which the American Library Association honored her with in 1996. She is the founder and trustee of The Kids Fund, a charitable and educational foundation. She serves on the boards of the Author's Guild; the Society of Children's Book Writers and Illustrators, where she sponsors an award for contemporary fiction; and the National Coalition Against Censorship, working to protect intellectual freedom. Blume's *Tales of a Fourth Grade Nothing* is featured in this month's "A Book For Every Child' literacy program sponsored by General Mills. The program, which benefits Reading Is Fundamental, the nation's largest literacy organization, is being promoted on over 28 million specially marked packages of Cheerios.

Judy received a B. S. in education from New York University in 1961, which named her a Distinguished Alumna in 1996.

Notes

Penguin Putnam Inc. is the U.S. affiliate of the internationally renowned Penguin Group. Penguin Putnam is one of the leading U.S. adult and children's trade book publishers, owning a wide range of imprints and trademarks including Berkley Books, Dutton, Frederick Warne, G. P. Putnam's Sons, Grosset & Dunlap, New American Library, Penguin, Philomel, Plume, Puffin Books, Riverhead Books and Viking, among others. The Penguin Group is part of Pearson (FTSE: PSON; NYSE: PSO). Pearson is an international media company with market leading businesses in education, business information and consumer publishing. For more information, visit www.pearson.com.

Contact

Marilyn Ducksworth
Senior Vice President, Corporate Communications
+1-212-366-2564

Bob Cavosi
Manager, Corporate Communications
+1-212-366-2687

PRESS RELEASES

MATTHEW VINCENT NAMED AS NEW EDITOR OF INVESTORS CHRONICLE

15-03-2002

London, 15th March 2002. Financial Times Business today announces the appointment of Matthew Vincent as the new Editor of Investors Chronicle, the UK's leading magazine for private investors.

Matthew Vincent has a strong track record in financial journalism, with 12 years' experience of the private investment market. Currently Head of Content of Investors Chronicle Online, his previous roles include 5 years as Editor of Moneywise, the UK's best selling financial magazine.

He has also presented BBC2's 'Pound for Pound' personal finance programme, and has been a regular contributor to personal finance progammes on the BBC, ITN, Sky and CNBC.

Neil O'Brien, Publishing Director of Financial Times Business commented;

" Editing Investors Chronicle is one of the best jobs in financial journalism. We are delighted to appoint Matthew as the new Editor of Investors Chronicle. He is a fantastic journalist with huge experience of the private investment market, and a strong nose for the type of hard news and analysis our readers expect from us.

The current turbulence in global stock markets has created a strong demand from private investors for authoritative, independent and sharp analysis of key issues and trends. With Matthew at the helm, our readers will get the best in-depth private investment coverage around, and we are certain he will take the publication from strength to strength. "

Investors Chronicle, and the Investors Chronicle Online, are the definitive sources of analysis and tips for UK stockmarket investors. With an average UK circulation of 51,121, Investors Chronicle is the UK's leading publication for private investors

Previous Editors of Investors Chronicle include Andreas Whittam-Smith (1970 - 1977), and Harold Wincott, who edited for 21 years. Matthew Vincent replaces Ceri Jones, who edited the magazine from 1996 to 2002.

Notes to editors:

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

1. The Financial Times, one of the world's leading business newspapers, which is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 19 cities across the globe, has a daily circulation of over 480,000 and a readership of more than 1.8million people worldwide.

2. FT.com, the newspaper's internet partner, which combines agenda-setting editorial with relevant financial data and discussion groups, as well as a broad range of business tools including the largest search function on the internet. FT.com has more than 48 million monthly page views and over 2.4 million unique monthly visitors.

3. The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr, and Spain's leading business newspaper and website, Expansion and expansiondirecto.es. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.

4. Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.

5. FT Business which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.

6. The Financial Times Group also has a stake in a number of joint ventures, including;
· FTSE International, a joint venture with the London Stock Exchange.
· Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
· A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
· A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.

The FT Group is part of Pearson plc, the international media group

Contact

For further information:
Joanna Manning-Cooper
Head of Communications, Financial Times
Tel: 0207 873 4447

PRESS RELEASES

FT KNOWLEDGE, INDELIQ, ACCENTURE TO FORM ALLIANCE FOR CORPORATE LEARNING

18-03-2002

LONDON, CHICAGO, NEW YORK March 18, 2002 - FT Knowledge, the corporate training arm of Pearson, the international media company; Indeliq, the leader in simulation-based eLearning solutions; and Accenture, the world's leading management and technology services organization, announced today that they have formed an alliance to bring together the best in educational content, eLearning products, and corporate learning services.

As part of the four-year alliance, FT Knowledge and Indeliq will co-develop, co-brand, and co-market over 200 hours of simulation-based e-learning courses, initially focusing on the critical skills of newly promoted managers including coaching, financial analysis, change management, and building high performance teams. Indeliq's patented performance simulation technology enables managers and employees to "learn by doing" through a powerful Web-based environment that simulates real business situations and drives improved business results. FT Knowledge supplies content and learning expertise and will also draw on the wealth of intellectual property in Pearson Education, the world's leading education company.

Also, through the alliance, FT Knowledge becomes Accenture's preferred provider of business skills learning services and content, delivered either in the classroom, over the Internet, or through a blended approach. The companies have agreed to co-market and co-brand select corporate educational services.

"Businesses need effective training solutions tied to business results," said Cushing Anderson, Program Manager for IDC's Learning Services Research. "The combination of high quality content, engaging delivery methodology and a strong link to business results make this a powerful offering."

Pippa Wicks, chief executive of FT Knowledge, said: "This is a perfect partnership: the world's leading education company, teaming up with the best simulation technology and the world's leading business services company. It will open up opportunities for all Pearson companies to bring services and content into the corporate education market."

Daniel Hamburger, chief executive officer of Indeliq, said the alliance provides unique benefits in corporate learning. "The alliance is a means to deliver real business return on investment, beyond just cost savings through computer-based training, by taking the

best educational content," he said.

Accenture will serve as an important channel partner, providing an effective means for the alliance companies to jointly deliver the highest quality learning products and services. Accenture clients span the full range of industries around the world, comprising 88 of the Fortune Global 100 and more than half of the Fortune Global 500.

Harry Brakeley, managing partner of Accenture Learning, believes that the combined strengths of the alliance will enable it to develop and deliver the highest quality eLearning products and corporate education services on a global basis.

"The individual competencies of the alliance companies, when brought together in a single focus, creates an enormously powerful capability," Mr. Brakeley said. "This combination supports Accenture Learning's mission to improve its clients' workforce performance by delivering outsourced transformational learning services."

Notes to editors

About Pearson
Pearson (FTSE: PSON; NYSE: PSO) is an international media company with market leading businesses in education, business information and consumer publishing.

About FT Knowledge
FT Knowledge, part of Pearson, is one of the world's leading business education companies. FT Knowledge partners with leading companies to deliver learning that equips people to implement company strategy solve business problems and perform better, with emphasis on quantifiable business benefits. The business focuses on two areas: soft skills or business skills learning through the Forum Corporation and financial learning through FT Knowledge Financial Learning.

For more information about FT Knowledge, visit www.ftknowledge.com.

Pearson Education is the world's leading learning company. Its textbooks, online learning tools and testing and assessment programmes help to educate more than 100 million people worldwide.

The Financial Times and its network of business and financial newspapers and online services informs the daily decisions of more than 4 million businesses and investors worldwide.

The Penguin Group is one of the world's leading consumer publishers, with an unrivalled range of fiction and non-fiction, bestsellers and classics, children's and reference works for audiences in more than 100 countries. For more information, visit www.pearson.com.

About Indeliq
Indeliq provides simulation-based eLearning solutions to the corporate enterprise market. Analogous to a flight simulator used to train pilots, Indeliq's simulation technology provides a "learn by doing" approach that results in higher levels of cognition and

retention than traditional classroom and computer-based training approaches. For example, a major telecommunications customer that deployed simulation technology doubled their rate of sales productivity versus another team receiving the same training in classroom format. Indeliq is an affiliate company of Accenture. For more information or a demonstration, visit www.indeliq.com or call 312.442.6600.

About Accenture

Accenture is the world's leading management and technology services organization. Through its network of businesses approach -- in which the company enhances its consulting and outsourcing expertise through alliances, affiliated companies and other capabilities -- Accenture delivers innovations that help clients across all industries quickly realize their visions. With more than 75,000 people in 47 countries, the company generated net revenues of $11.44 billion for the fiscal year ended August 31, 2001. Its home page is www.accenture.com.

Further Information

For Pearson:
Rebecca Seymour
Rebecca.Seymour@pearson.com
011 44 207 010 2319

For Indeliq:
Brian Marcus
Bmarcus@indeliq.com
312.442.6719

For Accenture:
Jill Posnick
Jill.e.posnick@accenture.com
1-917-452-4947

press release

PEARSON

26 March 2002

PATRICK CESCAU JOINS PEARSON BOARD

London - Patrick Cescau is joining the board of Pearson plc, the international media company, as a non-executive director, effective from April 1st.

Mr Cescau is Foods Division Director at Unilever, the global consumer goods company, with sales of £29.2 billion and 295,000 employees.

Commenting on Mr Cescau's appointment, Dennis Stevenson, chairman of Pearson plc, said: "We are delighted that Patrick has agreed to join us. Patrick's track record at Unilever is truly outstanding. He brings a wealth of commercial and financial experience, from the UK, Europe, Asia and the US, to the board."

Patrick will put himself forward for reappointment by the shareholders at the company's Annual General Meeting on April 26th.

Notes

Patrick Cescau joined Unilever in 1973 and has held positions in France, Germany, the Netherlands, Indonesia, Portugal and the US. He took up his current position in January 2001 having been previously Finance Director of Unilever. He holds a business degree and an MBA from INSEAD.

For further information

Rebecca Seymour +44 (0) 207 010 2307